UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

AOL INC.

(Name of Subject Company)

AOL INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00184X105

(CUSIP Number of Class of Securities)

Julie M. Jacobs

General Counsel

22000 AOL Way

Dulles, VA 20166

(703) 265-1000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

51 West 52nd Street

New York, New York 10019

(212) 403 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by AOL Inc. (the “Company”) with the U.S. Securities and Exchange Commission on May 26, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Hanks Acquisition Sub, Inc. (“Acquisition Sub”), a subsidiary of Verizon Communications Inc. (“Verizon”), to purchase all of the Company’s outstanding common stock, par value of $0.01 per share (the “Shares”) for $50.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase of Verizon and Acquisition Sub dated May 26, 2015, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.	Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting immediately before the section entitled “Forward-looking Statements” a new section as follows:

Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 11:59 PM, New York City time, on June 22, 2015 (such date and time, the “Expiration Time”), and the Offer was not extended. Acquisition Sub was advised by the depositary for the Offer that, as of the Expiration Time, a total of 47,522,501 Shares had been validly tendered into and not withdrawn from the Offer, representing approximately 60.37% of the aggregate number of Shares then issued and outstanding. In addition, Acquisition Sub was advised by the depositary that, as of the Expiration Time, notices of guaranteed delivery had been delivered with respect to 2,767,607 Shares, representing approximately 3.52% of the aggregate number of Shares then issued and outstanding. Accordingly, the number of Shares tendered pursuant to the Offer satisfied the Minimum Tender Condition.

All conditions to the Offer having been satisfied, Acquisition Sub accepted for payment, and is required to promptly pay for, all Shares validly tendered into and not validly withdrawn from the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Acquisition Sub acquired sufficient Shares to consummate, and on June 23, 2015 did consummate, the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than Shares held (i) in the treasury of the Company or by Verizon or Acquisition Sub, which Shares were canceled and ceased to exist, (ii) by a wholly owned subsidiary of the Company or Verizon (other than Acquisition Sub) or a wholly owned subsidiary of Acquisition Sub, which Shares were converted into shares of the Surviving Corporation representing the same percentage ownership that such holder owned prior to the Effective Time and (iii) by stockholders who validly exercised appraisal rights under Delaware law with respect to such Shares) were canceled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding. The Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

On June 23, 2015, Verizon and the Company issued a joint press release announcing the expiration and results of the Offer and the completion of the Merger. The full text of the press release is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.

Item 9.	Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(D) the Exhibit as follows:

(a)(5)(E)	Joint Press Release issued June 23, 2015 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Schedule TO filed by Verizon and Acquisition Sub with the SEC on June 23, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 23, 2015

AOL INC.

By:	/s/ Julie Jacobs
Name:	Julie Jacobs
Title:	Executive Vice President, General Counsel and Corporate Secretary